UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2011
Commission file number 1-33867
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principle executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F or Form 40-F.

Form 20-F ☑	Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑

TEEKAY TANKERS LTD.
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2011

TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share amounts)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
	$	$	$	$
	(note 1)	(notes 1, 2)	(note 1)	(notes 1, 2)
REVENUES
Time charter revenues (note 9b)	18,423	20,885	37,548	43,577
Net pool revenues from affiliates (note 9b)	10,154	15,686	20,016	32,078
Interest income from investment in term loans	2,850	—	5,607	—

Total revenues	31,427	36,571	63,171	75,655

OPERATING EXPENSES
Voyage expenses (note 9b)	549	786	1,159	1,585
Vessel operating expenses (note 9b)	10,852	10,551	20,454	22,454
Depreciation and amortization	10,793	11,333	21,577	22,967
General and administrative (note 9b)	2,131	2,626	4,800	5,552
Gain on sale of vessel	—	(37)	—	(37)

Total operating expenses	24,325	25,259	47,990	52,521

Income from operations	7,102	11,312	15,181	23,134

OTHER ITEMS
Interest expense (note 9b)	(1,041)	(1,923)	(2,216)	(3,869)
Interest income	11	23	40	36
Realized and unrealized loss on derivative instruments (note 6)	(4,387)	(6,705)	(3,934)	(9,363)
Other expenses	(243)	(132)	(538)	(730)

Total other items	(5,660)	(8,737)	(6,648)	(13,926)

Net income	1,442	2,575	8,533	9,208

Per common share amounts:
• Basic and diluted (note 10)	$0.02	$0.05	$0.14	$0.20
• Cash dividends declared	$0.25	$0.37	$0.47	$0.63

Weighted-average number of Class A and Class B common shares outstanding
• Basic and diluted (note 10)	61,876,744	42,265,088	59,645,971	37,160,901

Related party transactions (note 9)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	June 30, 2011	December 31, 2010
	$	$
	(note 1)	(note 1)
ASSETS
Current
Cash and cash equivalents	16,566	12,450
Pool receivables from affiliates, net (note 9c)	2,612	8,606
Accounts receivable	147	175
Interest receivable on investment in term loans	1,783	1,811
Due from affiliates (note 9c)	14,604	12,357
Prepaid expenses	3,183	2,492
Other current assets	303	146

Total current assets	39,198	38,037

Vessels and equipment At cost, less accumulated depreciation of $225.4 million (2010 – $203.8 million)	737,096	757,437
Investment in term loans	116,418	116,014
Loan to joint venture (note 4)	9,830	9,830
Other non-current assets	1,785	1,889
Goodwill	13,310	13,310

Total assets	917,637	936,517

LIABILITIES AND EQUITY
Current
Accounts payable	2,651	2,124
Accrued liabilities ($2.7 million and $2.2 million from related parties) (note 9c)	7,906	7,949
Current portion of long-term debt (note 5)	1,800	1,800
Current portion of derivative instruments (note 6)	4,586	4,509
Deferred revenue	2,839	2,028
Due to affiliates (note 9c)	1,967	5,841
Other current liabilities	254	277

Total current liabilities	22,003	24,528

Long-term debt (note 5)	348,000	452,228
Derivative instruments (note 6)	15,157	14,339
Other long-term liabilities	3,185	2,733

Total liabilities	388,345	493,828

Commitments and contingencies (note 4 and 6)

Equity
Common stock and additional paid-in capital (300 million shares authorized, 49.4 million Class A and 12.5 million Class B shares issued and outstanding as of June 30, 2011 and 39.5 million Class A and 12.5 million Class B shares issued and outstanding as of December 31, 2010) (note 8)	588,488	481,336
Accumulated deficit	(59,196)	(38,647)

Total equity	529,292	442,689

Total liabilities and equity	917,637	936,517

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Six Months Ended	Six Months Ended
	June 30, 2011	June 30, 2010
	$	$
	(note 1)	(notes 1, 2)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	8,533	9,208
Non-cash items:
Depreciation and amortization	21,577	22,967
Unrealized loss on derivative instruments	895	6,708
Other	200	(353)
Change in non-cash working capital items related to operating activities	305	(5,990)
Expenditures for drydocking	—	(4,396)

Net operating cash flow	31,510	28,144

FINANCING ACTIVITIES
Proceeds from long-term debt	15,000	22,000
Repayments of long-term debt	(900)	(1,800)
Prepayment of long-term debt	(118,328)	—
Proceeds from long-term debt of Dropdown Predecessor (note 2)	—	38,203
Prepayment from long-term debt of Dropdown Predecessor (note 2)	—	(227,875)
Acquisition of Helga Spirit LLC, Yamuna Spirit LLC, and Kaveri Spirit LLC from Teekay Corporation (note 2)	—	(136,772)
Contribution of capital from Teekay Corporation to Dropdown Predecessor	—	80,819
Net advances from affiliates	—	102,511
Proceeds from issuance of Class A common stock (note 8)	112,054	107,549
Shares issuance and other financing costs	(4,902)	(4,629)
Cash dividends paid	(29,082)	(24,375)

Net financing cash flow	(26,158)	(44,369)

INVESTING ACTIVITIES
Proceeds from the sale of vessels and equipment	—	17,546
Expenditures for vessels and equipment	(1,236)	(3,100)

Net investing cash flow	(1,236)	14,446

Increase (decrease) in cash and cash equivalents	4,116	(1,779)
Cash and cash equivalents, beginning of the period	12,450	10,432

Cash and cash equivalents, end of the period	16,566	8,653

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands of U.S. dollars, except share amounts)

	STOCKHOLDERS’ EQUITY
	Common Stock and Paid-in Capital
	Thousands of			Accumulated
	Common Shares	Class A	Class B	Deficit	Total
	#	$	$	$	$
Balance as at December 31, 2010	51,987	481,211	125	(38,647)	442,689

Net income				8,533	8,533
Proceeds from follow-on issuance of Class A common shares, net of offering costs of $4.9 million (note 8)	9,890	107,152			107,152
Dividends declared to Teekay Corporation				(7,573)	(7,573)
Dividends declared to other parties				(21,509)	(21,509)

Balance as at June 30, 2011	61,877	588,363	125	(59,196)	529,292

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
1.	Basis of Presentation
The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Tankers Ltd., its wholly owned subsidiaries and the Dropdown Predecessor, as defined in Note 2 (collectively the Company). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2010. In the opinion of management, these interim unaudited consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation. Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period, as quantified in Note 9c.
2.	Dropdown Predecessor
During 2010, the Company acquired five conventional tankers from Teekay Corporation (Teekay). In April 2010, the Company acquired from Teekay its subsidiaries Kaveri Spirit L.L.C and Yamuna Spirit L.L.C., which each own a Suezmax-class tanker, the Kaveri Spirit and Yamuna Spirit, respectively. The April 2010 acquisition included Teekay’s rights and obligations under a time-charter contract on the Yamuna Spirit. In May 2010, the Company acquired from Teekay a third subsidiary, Helga Spirit L.L.C. which owns an Aframax tanker, the Helga Spirit. Immediately preceding the sale of Helga Spirit L.L.C. to the Company, Teekay contributed its beneficial ownership in the time-charter contract on the Helga Spirit to Helga Spirit L.L.C. The May 2010 acquisition included Teekay’s rights and obligations under the charter on the Helga Spirit. In November 2010, the Company acquired from Teekay its subsidiaries Esther Spirit L.L.C and Iskmati Spirit L.L.C., which own an Aframax-class tanker and a Suezmax-class tanker, the Esther Spirit and Iskmati Spirit, respectively. Immediately preceding the sale of Esther Spirit L.L.C. to the Company, Teekay contributed its beneficial ownership in the time-charter contract on the Esther Spirit to Esther Spirit L.L.C. The November 2010 acquisition included Teekay’s rights and obligations under the charter on the Esther Spirit. All five transactions were accounted for as reorganizations between entities under common control. As a result, the Company’s consolidated statements of income and the consolidated statements of cash flows for the three and six months ended June 30, 2010 reflect the Iskmati Spirit, the Kaveri Spirit, and the Yamuna Spirit and their related operations as if the Company had acquired the three Suezmax vessels on August 1, 2007, and the Esther Spirit and the Helga Spirit and their related operations as if the Company had acquired the two Aframax vessels on July 1, 2004 and January 6, 2005, respectively, when they began operations under the ownership of Teekay. As a result, the Company’s financial statements prior to the date the interests in these vessels were actually acquired by the Company are adjusted to reflect these vessels and their related operations and cash flows (referred to herein collectively as the Dropdown Predecessor) during the periods under common control of Teekay.
The effect of adjusting the Company’s financial statements to account for these common control exchanges increased the Company’s revenue by $6.4 million and $18.5 million for the three and six months ended June 30, 2010, respectively. Net income increased by $0.3 million and $1.9 million for the three and six months ended June 30, 2010, respectively.
The accompanying consolidated financial statements include the financial position, results of operations and cash flows of the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to specific vessels. General and administrative expenses (consisting primarily of salaries, share-based compensation, and other employee-related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay’s total ship-operating (calendar) days for the period presented. During the three and six months ended June 30, 2010, $0.8 million and $1.8 million of interest expense and $1.1 million and $2.5 million of general and administrative expenses were attributable to the Dropdown Predecessor, respectively. Management believes these allocations reasonably present the interest expense and the general and administrative expenses of the Dropdown Predecessor. Estimates have been made when allocating expenses from Teekay to the Dropdown Predecessor and such estimates may not be reflective of actual results.
3.	Adoption of New Accounting Pronouncements
In January 2011, the Company adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Company will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. The adoption of this amendment did not have an impact on the Company’s consolidated financial statements.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
4.	Loan to Joint Venture
In September 2010, the Company entered into a joint venture arrangement (the Joint Venture) with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), to have a Very Large Crude Carrier (or VLCC) newbuilding constructed, managed and chartered to third parties. The Company has a 50% economic interest in the Joint Venture, which is jointly controlled by the Company and Wah Kwong. The VLCC has an estimated purchase price of approximately $98 million (of which the Company’s 50% portion is $49 million), excluding capitalized interest and other miscellaneous construction costs. The vessel is expected to be delivered during the second quarter of 2013. As at June 30, 2011, the remaining payments required to be made under this newbuilding contract, including Wah Kwong’s 50% share, was nil in 2011, $39.2 million in 2012 and $39.2 million in 2013. As of June 30, 2011, the Joint Venture did not have any financing arrangements for these expenditures. The Company and Wah Kwong have each agreed to finance 50% of the costs to acquire the VLCC that are not financed with commercial bank financing. The Company made its initial $9.8 million advance to the Joint Venture in October 2010. The advance is non-interest bearing and unsecured. A third party has agreed to time-charter the vessel following its delivery for a term of five years at a fixed daily rate and an additional amount if the daily rate of any sub-charter earned by the third party exceeds a certain threshold.
5.	Long-Term Debt

	June 30, 2011	December 31, 2010
	$	$
Revolving Credit Facility due 2017	339,000	442,328
Term Loan due through 2017	10,800	11,700

	349,800	454,028
Less current portion	(1,800)	(1,800)

	348,000	452,228

The Company and Teekay are parties to a revolving credit facility (or the Revolver). The Company is a borrower under Tranche A of the Revolver (or the Tranche A Revolver) and certain 100%-owned subsidiaries of Teekay are borrowers under Tranche B of the Revolver (or the Tranche B Revolver). If any borrower under the Tranche B Revolver is acquired by the Company, the borrowings and amount available under the Tranche B Revolver that are related to the acquired entity will be added to the Tranche A Revolver, upon certain conditions being met.
As of June 30, 2011, the Tranche A Revolver provided for borrowings of up to $616.5 million, of which $277.5 million was undrawn. The total amount available under the Tranche A Revolver as at June 30, 2011 remained unchanged from December 31, 2010, and the amount drawn under the Tranche A Revolver decreased as a result of a prepayment of $103.0 million made in February 2011 using the net proceeds from the Company’s February 2011 equity offering (see Note 8). The total amount available under the Tranche A Revolver reduces by a semi-annual amount of $33.9 million commencing in late 2012, and the Tranche A Revolver matures in 2017. The Tranche A Revolver may be prepaid at any time in amounts of not less than $5.0 million. Interest payments are based on LIBOR plus a margin of 0.60%. As at June 30, 2011, the weighted-average interest rate on the Tranche A Revolver was 0.88% (December 31, 2010 — 0.89%). The Tranche A Revolver is collateralized by first-priority mortgages granted on 14 of the Company’s vessels, together with other related security, and includes a guarantee from the Company for all outstanding amounts. The Tranche A Revolver requires that the Company and certain of its subsidiaries maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of $35.0 million and at least 5.0% of the Company’s total debt. As at June 30, 2011, the Company was in compliance with all its covenants on the Tranche A Revolver.
As at June 30, 2011, the Company had one term loan outstanding in the amount of $10.8 million. This term loan bears interest at a fixed-rate of 4.06%, requires quarterly principal payments of $0.45 million, and is collateralized by a first-priority mortgage on one of the Company’s vessels, together with certain other related security. The term loan is guaranteed by Teekay. The term loan requires that the Company and certain of its subsidiaries maintain a minimum hull coverage ratio of 115% of the total outstanding balance for the facility period. As at June 30, 2011, the Company was in compliance with all its covenants on its term loan.
The aggregate annual long-term principal repayments required to be made by the Company under the Tranche A Revolver and term loan subsequent to June 30, 2011 are $0.9 million (remaining 2011), $1.8 million (2012), $1.8 million (2013), $1.8 million (2014), $1.8 million (2015) and $341.7 million (2016 and thereafter).
The weighted-average effective interest rate on the Company’s long-term debt as at June 30, 2011 was 0.98% (December 31, 2010 – 0.97%). This rate does not reflect the effect of the Company’s interest rate swap agreements (see Note 6).
6.	Derivative Instruments
The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.
Realized and unrealized gains (losses) relating to the Company’s interest rate swaps have been reported in realized and unrealized gains (losses) on non-designated derivative instruments in the consolidated statements of income. During the three and six months ended June 30, 2011, the Company recognized realized losses of $1.5 million and $3.0 million, respectively, and unrealized losses of $2.9 million and $0.9 million, respectively, relating to its interest rate swaps. During the three and six months ended June 30, 2010, the Company recognized realized losses of $1.3 million and $2.7 million, respectively, and unrealized losses of $5.4 million and $6.7 million, respectively, relating to its interest rate swap.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
The following summarizes the Company’s derivative positions as at June 30, 2011:

			Fair Value /
			Carrying
		Principal	Amount of		Fixed Interest
	Interest Rate	Amount	Asset (Liability)	Remaining Term	Rate
	Index	$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap	USD LIBOR 3M	100,000	(18,943)	6.3	5.55
U.S. Dollar-denominated interest rate swap	USD LIBOR 3M	70,000	(339)	1.0	0.85
U.S. Dollar-denominated interest rate swap	USD LIBOR 3M	45,000	(461)	2.0	1.19

(1)	Excludes the margin the Company pays on its variable-rate debt, which as of June 30, 2011 was 0.6%

The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreements in the event that the fair value results in an asset being recorded. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.

7.	Financial Instruments
a) Fair Value Measurements
For a description on how fair value is estimated and how the company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value, refer to Note 9 in the Company’s audited consolidated financial statements in the Company’s Form 20-F for the year ended December 31, 2010. The estimated fair value of the Company’s financial instruments and categorization using the fair value hierarchy for those assets and liabilities that are measured at fair value on a recurring basis is as follows:

		June 30, 2011
	Fair Value	Carrying Amount	Fair Value Asset /
	Hierarchy	Asset / (Liability)	(Liability)
	Level	$	$
Cash and cash equivalents		16,566	16,566
Investment in term loans and interest receivable		118,201	119,857
Due from affiliates		14,604	14,604
Loan to joint venture		9,830	9,830
Due to affiliates		(1,967)	(1,967)
Long-term debt, including current portion		(349,800)	(309,005)
Derivative instruments
Interest rate swap agreements	Level 2	(19,743)	(19,743)

(1)
The fair value hierarchy level is only applicable to each item on the consolidated balance sheets that is recorded at fair value on a recurring basis. The Company has determined that there are no non-financial assets and liabilities carried at fair value at June 30, 2011.

b) Financing Receivables
The following table contains a summary of the Company’s financing receivables by type and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

			June 30, 2011	December 31, 2010
Class of Financing Receivable	Credit Quality Indicator	Grade	$	$

Investment in term loans and interest receivable	Collateral	Performing	118,201	117,825
Loan to joint venture	Other internal metrics	Performing	9,830	9,830

			128,031	127,655

8.	Capital Stock
In April 2010, the Company completed a public offering of 8.8 million Class A common shares (including 1.1 million common shares issued upon the partial exercise of the underwriter’s over-allotment option) at a price of $12.25 per share, for gross proceeds of $107.5 million. Concurrent with the public offering, the Company issued 2.6 million unregistered shares of Class A common stock to Teekay at a price of $12.25 per share for gross proceeds of $32.0 million. Total net proceeds from the offering, the shares privately placed to Teekay plus a drawdown of the debt under its revolving credit facility, were used to acquire the Kaveri Spirit, the Yamuna Spirit and the Helga Spirit from Teekay for a total purchase price of $168.7 million (see Note 2).
In October 2010, the Company completed a public offering of 8.6 million Class A common shares (including 0.4 million common shares issued upon the partial exercise of the underwriter’s over-allotment option) at a price of $12.15 per share, for gross proceeds of $104.4 million. The Company used the net offering proceeds to pay down outstanding debt under its revolving credit facility.
In February 2011, the Company completed a public offering of 9.9 million shares of its Class A common stock (including 1.3 million common shares issued upon the full exercise of the underwriter’s over-allotment option) at a price of $11.33 per share, for gross proceeds of $112.1 million. The Company used the net offering proceeds to repay a portion of its outstanding debt under its revolving credit facility (see Note 5).

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
9.	Related Party Transactions
a.
In April 2010, the Company acquired from Teekay its subsidiaries Kaveri Spirit L.L.C. and Yamuna Spirit L.L.C., which each own a Suezmax tanker, the Kaveri Spirit and the Yamuna Spirit, respectively for a total of $124.2 million. In May 2010, the Company acquired from Teekay its subsidiary Helga Spirit L.L.C, which owns an Aframax tanker, the Helga Spirit, for $44.5 million. These acquisitions were financed with net proceeds of $102.9 million from the offering of 8.8 million Class A common shares to the public and through the issuance to Teekay of 2.6 million Class A common shares. The issuance of the 2.6 million Class A common shares to Teekay had a value of $32.0 million (see Note 8). The excess of the historical book value over the purchase price of these vessels was $35.4 million and is reflected as a contribution of capital from Teekay on the date of acquisition. In addition, a net $183.9 million prepayment of long term debt of the Dropdown Predecessor was made by Teekay on the date of acquisition. In November 2010, the Company acquired from Teekay its subsidiaries Esther Spirit L.L.C., which owns an Aframax tanker, the Esther Spirit and Iskmati Spirit L.L.C., which owns a Suezmax tanker, the Iskmati Spirit for a total of $107.5 million. The acquisition was financed with funds from the Revolver. The excess of the historical book value over the purchase price of these vessels was $6.1 million and is reflected as a contribution of capital from Teekay on the date of acquisition. In addition, a $77.9 million prepayment of long term debt of the Dropdown Predecessor was made by Teekay on the date of acquisition.

b.
Teekay and its wholly-owned subsidiary and the Company’s manager, Teekay Tankers Management Services Ltd. (the Manager), provide commercial, technical, strategic and administrative services to the Company. In addition, certain of the Company’s vessels participate in pooling arrangements that are managed by wholly-owned subsidiaries of Teekay (collectively the Pool Managers). Such related party transactions were as follows:

	Three Months Ended		Six Months Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
	$	$	$	$

Time charter revenues (i)	—	2,964	—	5,894
Pool management fees and commissions (ii)	504	506	959	1,130
Commercial management fees (iii)	229	253	466	458
Vessel operating expenses — crew training	287	203	520	374
Vessel operating expenses — crewing and manning (iv)	6,096	5,839	11,663	12,317
General and administrative (v)	1,589	1,206	3,641	2,248
General and administrative — Dropdown Predecessor (note 2)	—	1,054	—	2,501
Interest expense — Dropdown Predecessor (note 2)	—	840	—	1,793

(i)	Revenue from the 2-year Nassau Spirit time-charter agreement with Teekay which expired in July 2010.

(ii)	The Company’s share of the Pool Manager’s fees which are reflected as a reduction to net pool revenues from affiliates.

(iii)	The Manager’s commercial management fees for vessels on time-charter contracts, which are reflected in voyage expenses.

(iv)	Reimbursement of the Manager’s crewing and manning costs to operate the Company’s vessels.

(v)	The Manager’s technical, strategic and administrative service fees.
c.
The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented on the consolidated balance sheets in due from affiliates or due to affiliates, are without interest or stated terms of repayment. In addition, $2.7 million and $2.2 million were payable to the Manager as at June 30, 2011 and December 31, 2010, respectively, for reimbursement of the Manager’s crewing and manning costs to operate the Company’s vessels and such amounts are included in accrued liabilities on the consolidated balance sheets. The amounts owing from the Pool Managers, which are reflected in the consolidated balance sheets as pool receivables from affiliates, are without interest and are repayable upon the terms contained within the applicable pool agreement. In addition, the Company had advanced $3.3 million and $2.9 million as at June 30, 2011 and December 31, 2010, respectively, to the Pool Managers for working capital purposes. These activities, which are reflected in the consolidated balance sheets as due from affiliates, are without interest or stated terms of repayment. Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period. The non-current amounts due from affiliates balance of $2.9 million as at December 31, 2010 was reclassified to due from affiliates as part of current assets in the consolidated balance sheet.

10.	Earnings Per Share
The net income available for common stockholders and earnings per common share presented in the table below excludes the results of operations of the Dropdown Predecessor (see Note 2).

	Three Months Ended		Six Months Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
	$	$	$	$
Net income	1,442	2,575	8,533	9,208
Less: Net income attributable to the Dropdown Predecessor	—	(335)	—	(1,888)

Net income available for common stockholders	1,442	2,240	8,533	7,320

Weighted-average number of common shares	61,876,744	42,265,088	59,645,971	37,160,901

Common shares and common share equivalents outstanding at the end of period	61,876,744	43,391,744	61,876,744	43,391,744

Earnings per common share:
- Basic and diluted	$0.02	$0.05	$0.14	$0.20

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
11.	Accounting Pronouncements Not Yet Adopted
In May 2011, the FASB issued amendments to FASB ASC 820, Fair Value Measurement, which clarify or change the application of existing fair value measurements, including; that the highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset; to permit an entity to measure the fair value of certain financial instruments on a net basis rather than based on its gross exposure when the reporting entity manages its financial instruments on the basis of such net exposure; that in the absence of a Level 1 input, a reporting entity should apply premiums and discounts when market participants would do so when pricing the asset or liability consistent with the unit of account; and that premiums and discounts related to size as a characteristic of the reporting entity’s holding are not permitted in a fair value measurement. These amendments are effective for the Company on January 1, 2012. The Company is currently assessing the potential impacts, if any, of these amendments on its consolidated financial statements.

TEEKAY TANKERS LTD.
JUNE 30, 2011
PART I — FINANCIAL INFORMATION

ITEM 2 —	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 — Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 — Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 — Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2010.
General
Our business is to own oil tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. As at August 1, 2011, we owned nine Aframax tankers and six Suezmax tankers, entered into two agreements to time-charter in Aframax vessels from third parties, and owned a 50% interest in one VLCC newbuilding scheduled to deliver during the second quarter of 2013. As at August 1, 2011, seven of our Aframax tankers and three of our Suezmax tankers operated under fixed-rate time-charter contracts with our customers, of which three charter contracts are scheduled to expire in 2011, seven time-charter contracts are scheduled to expired in 2012. The three fixed-rate contracts for the Suezmax tankers and one fixed-rate contract for the Aframax tankers include a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts. Our remaining four Aframax tankers, including the two time-charter in Aframax tankers, and three Suezmax tankers participate in an Aframax pooling arrangement and a Suezmax pooling arrangement, respectively, each managed by subsidiaries of Teekay Corporation (or Teekay). As of August 1, 2011, these pooling arrangements included 19 Aframax tankers and 44 Suezmax tankers, respectively.
We anticipate additional opportunities to expand our fleet through acquisitions of tankers from third parties and additional tankers that Teekay may offer to sell to us from time to time. These tankers may include crude oil and product tankers.
Significant Developments in 2011
On February 9, 2011, we completed a public offering of 8.6 million shares of our Class A common stock at a price of $11.33 per share, for gross proceeds of $97.4 million. On February 22, 2011, the underwriters fully exercised their over-allotment option to purchase an additional 1.3 million common shares, providing additional gross proceeds of $14.6 million. On February 28, 2011, we used the net proceeds from the equity offering to prepay $103.0 million of outstanding debt under our revolving credit facility.
During the three months ended June 30, 2011, we entered into two 12-month time-charter out agreements for two of our owned Aframax vessels which were previously trading in the Aframax pool. Both of the time-charter out agreements are at a fixed rate of approximately $17,000 per day. One of the time-charter agreements commenced on June 29, 2011 and the second commenced on July 15, 2011.
We also entered into two agreements to time-charter in two Aframaxes from third parties and we plan to trade these two Aframaxes in the Teekay Aframax pool. One of the time-charter in contracts commenced on July 25, 2011 and is for a period of six months with our option to extend up to an additional 18 months. The second time-charter in contract commenced on August 14, 2011 and is for a period of four months with our option to extend up to an additional 16 months. Both of the time-charter in contracts are at a fixed rate of $14,000 per day for their respective firm periods. The rates for the option periods are at higher escalating rates.
Results of Operations
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2010.
In accordance with GAAP, we report gross revenues in our consolidated income statements and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated “time-charter equivalent” (or TCE) rates, which represent net revenues (or revenue less voyage expenses) divided by revenue days, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates where applicable.

Three and Six Months Ended June 30, 2011 versus Three and Six Months Ended June 30, 2010
The following table presents our operating results for the three and six months ended June 30, 2011 and 2010, and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure:

(in thousands of U.S. dollars,	Three Months Ended		%	Six Months Ended		%
except percentages)	June 30, 2011	June 30, 2010	Change	June 30, 2011	June 30, 2010	Change
Revenues	28,577	36,571	-22%	57,564	75,655	-24%
Interest income from investment in term loans	2,850	—	100%	5,607	—	100%
Less: Voyage expenses	(549)	(786)	-30%	(1,159)	(1,585)	-27%

Net revenues	30,878	35,785	-14%	62,012	74,070	-16%

Vessel operating expenses	10,852	10,551	3%	20,454	22,454	-9%
Depreciation and amortization	10,793	11,333	-5%	21,577	22,967	-6%
General and administrative	2,131	2,626	-19%	4,800	5,552	-14%
Gain on sale of vessels	—	(37)	-100%	—	(37)	-100%

Income from operations	7,102	11,312	-37%	15,181	23,134	-34%

Interest expense	(1,041)	(1,923)	-46%	(2,216)	(3,869)	-43%
Interest income	11	23	-52%	40	36	11%
Realized and unrealized gain (loss) on derivative instruments	(4,387)	(6,705)	-35%	(3,934)	(9,363)	-58%
Other expenses	(243)	(132)	84%	(538)	(730)	-26%

Net income	1,442	2,575	-44%	8,533	9,208	-7%

Tanker Market
Crude tanker freight rates weakened during the second quarter and into the third quarter of 2011 due to a combination of tanker supply growth, geopolitical factors, and seasonal factors. The tanker market continues to be affected by an oversupply of vessels relative to demand, which is dragging down tanker rates. In addition, the loss of Libyan crude oil production due to political unrest had a negative impact on Aframax rates in the Mediterranean, while North Sea production was impacted by a series of unplanned oilfield shutdowns. Tanker rates were further affected by seasonal refinery maintenance programs and the onset of summer oilfield maintenance in the North Sea.
The world tanker fleet grew by a net 13.8 million deadweight tonnes (mdwt), or 3.1 percent, in the first half of 2011 compared to a net increase of 10.6 mdwt, or 2.5 percent, in the same period last year. A combination of weak spot tanker freight rates and relatively high demolition prices have led to 7.3 mdwt of tanker removals through the first half of 2011, which has helped dampen tanker fleet growth. With increasing customer discrimination toward older double hull tankers on the rise, we expect this level of scrapping to persist through the second half of the year. In addition, new tanker ordering has remained virtually non-existent, with only 3.5 mdwt ordered since the start of the year. If this level of ordering continues for the rest of the year, it will be the lowest annual level of new tanker orders since 1985.
The International Energy Agency (IEA) is forecasting global oil demand of 89.5 million barrels per day (mb/d) in 2011, an increase of 1.2 mb/d from 2010 levels. The IEA also recently released its outlook for 2012 in which it calls for global oil demand growth of 1.6 mb/d, which is primarily driven by expected continued demand growth in China.
Fleet and TCE Rates
As at June 30, 2011, we owned nine Aframax tankers, six Suezmax tankers and a 50% interest in one VLCC newbuilding. The financial results of the Dropdown Predecessor relating to the Kaveri Spirit, Yamuna Spirit and Iskmati Spirit have been included, for accounting purposes, in our results as if the vessels were acquired on August 1, 2007 and the Dropdown Predecessor relating to the Helga Spirit and Esther Spirit have been included in our results as if the vessels were acquired on January 7, 2005 and July 30, 2004, respectively. These dates represent when these vessels were acquired and began operations as conventional tankers for Teekay. We acquired the Kaveri Spirit and Yamuna Spirit from Teekay in April 2010, the Helga Spirit in May 2010, and the Esther Spirit and Iskmati Spirit in November 2010. The inclusion of the financial results of the Dropdown Predecessor relating to these vessels impacts our results for the three and six months ended June 30, 2010. Please read Note 2 to our consolidated financial statements included in this report for additional information about the Dropdown Predecessor.

	Three Months Ended June 30, 2011			Three Months Ended June 30, 2010
	Net Revenues		Average TCE	Net Revenues		Average TCE
	(1)(2)	Revenue	per Revenue	(2)(3)	Revenue	per Revenue
	(in thousands)	Days	Day	(in thousands)	Days	Day

Voyage-charter contracts — Aframax	$5,923	361	$16,411	$6,051	309	$19,584
Voyage-charter contracts — Suezmax	$4,783	273	$17,544	$8,411	269	$31,268
Time-charter contracts — Aframax	$10,606	450	$23,557	$14,172	520	$27,255
Time-charter contracts — Suezmax	$7,595	273	$27,821	$8,471	274	$30,915

Total	$28,907	1,357	$21,306	$37,105	1,372	$27,045

(1)	Excludes a total of $0.7 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.1 million in offhire bunker and other expenses.

(2)	Excludes interest income from investment in term loans of $2.9 million and nil for the three months ended June 30, 2011 and 2010, respectively.

(3)	Excludes a total of $0.8 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.6 million in offhire bunker and other expenses.

	Six Months Ended June 30, 2011			Six Months Ended June 30, 2010
	Net Revenues		Average TCE	Net Revenues		Average TCE
	(1)(2)	Revenue	per Revenue	(2)(3)	Revenue	per Revenue
	(in thousands)	Days	Day	(in thousands)	Days	Day

Voyage-charter contracts — Aframax	$11,102	662	$16,762	$14,281	750	$19,046
Voyage-charter contracts — Suezmax	$9,866	542	$18,203	$17,182	538	$31,956
Time-charter contracts — Aframax	$22,109	958	$23,070	$28,927	1,059	$27,322
Time-charter contracts — Suezmax	$14,956	543	$27,543	$15,983	543	$29,440

Total	$58,033	2,705	$21,449	$76,373	2,890	$26,435

(1)	Excludes a total of $1.4 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.2 million in offhire bunker and other expenses.

(2)	Excludes interest income from investment in term loans of $5.6 million and nil for the six months ended June 30, 2011 and 2010, respectively.

(3)	Excludes a total of $1.6 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.7 million in offhire bunker and other expenses.
Net Revenues. Net revenues decreased to $30.9 million and $62.0 million for the three and six months ended June 30, 2011, respectively, compared to $35.8 million and $74.1 million from the same periods last year, primarily due to:
•
decreases of $3.7 million and $7.5 million for the three and six months ended June 30, 2011, respectively, from lower average TCE rates earned by our Suezmax vessels operating on spot-market-based voyage charters, resulting from the relatively weaker spot markets during the three and six months ended June 30, 2011 compared to the same period in 2010;

•
net decreases of $2.8 million and $5.2 million for the three and six months ended June 30, 2011, respectively, resulting from the decrease in average TCE rates earned by our vessels employed on time-charters contracts in 2011 compared to the same periods in 2010 as a result of new and renewed time-charter contracts at lower average TCE rates;

•
decreases of $1.1 million and $1.5 million for the three and six months ended June 30, 2011, respectively, from lower average TCE rates earned by our Aframax vessels operating on spot-market-based voyage charters, resulting from the relatively weaker spot markets during the three and six months ended June 30, 2011 compared to the same period in 2010;

•
decreases of $0.7 million and $4.1 million for the three and six months ended June 30, 2011, respectively, compared to the same periods in 2010 as a result of fewer revenue days from the sales of the Falster Spirit and Sotra Spirit in April and August 2010, respectively;

•
decreases of $0.4 million and $0.3 million for the three and six months ended June 30, 2011, respectively, relating to lower profit-sharing amounts earned by the three applicable Suzemax tankers compared to the same periods in 2010 resulting from weaker average spot market rates in 2011;

partially offset by
•
increases of $2.9 million and $5.6 million for the three and six months ended June 30, 2011, respectively, resulting from interest income from an investment in term loans which earns an annual yield of approximately 10%;

•
increases of $0.8 million and $0.9 million for the three and six months ended June 30, 2011, respectively, compared to the same periods in 2010 as a result of more revenue days and lower offhire expenses from having no scheduled drydockings in the first half of 2011 compared to two drydockings in the same period in 2010.

Vessel Operating Expenses. Vessel operating expenses were $10.9 million and $20.5 million for the three and six months ended June 30, 2011, respectively, compared to $10.6 million and $22.5 million from the same periods last year, primarily due to:
•
an increase of $1.1 million in operating expenses relating to higher crew and manning costs and higher repairs and maintenance expenses during the three months ended June 30, 2011 compared to the same period in 2010;

partially offset by
•
decreases of $0.8 million and $2.0 million for the three and six months ended June 30, 2011, relating to the Falster Spirit and the Sotra Spirit, which were sold in April and August 2010, respectively.

Depreciation and Amortization. Depreciation and amortization were $10.8 million and $21.6 million for the three and six months ended June 30, 2011, respectively, compared to $11.3 million and $23.0 million from the same periods last year, primarily due to the sale of the Falster Spirit and the Sotra Spirit in April and August 2010, respectively.
General and Administrative Expenses. General and administrative expenses were $2.1 million and $4.8 million for the three and six months ended June 30, 2011, respectively, compared to $2.6 million and $5.6 million in the same periods last year, primarily due to:
•
decreases of $1.1 million and $2.5 million in general and administrative expense attributable to the Dropdown Predecessor during the three and six months ended June 30, 2011, respectively, compared to the same periods in 2010;

partially offset by
•
increases of $0.4 million and $1.3 million in technical, strategic and administrative service fees during the three and six months ended June 30, 2011, respectively, compared to the same periods in 2010, primarily due to an increase in the technical service fees and a one-time $0.5 million fee associated with the portion of stock-based compensation grants of our former Chief Executive Officer that had not vested prior to the date of his retirement on March 31, 2011; and

•	increases of $0.2 million and $0.4 million in corporate expenses incurred during the three and six months ended June 30, 2011, respectively, compared to the same periods in 2010.
Interest Expense. Interest expense was $1.0 million and $2.2 million for the three and six months ended June 30, 2011, respectively, compared to $1.9 million and $3.9 million for the same periods in 2010. The decreases in interest expense were primarily due to:
•
decreases of $0.8 million and $1.8 million in interest expense attributable to the Dropdown Predecessor during the three and six months ended June 30, 2011, respectively, compared to the same periods in 2010;

partially offset by
•	an increase of $0.1 million due to a higher average debt balance outstanding for the six months ended June 30, 2011 compared to the same period in 2010.
Realized and unrealized gain (loss) on interest rate swaps. We have not designated, for accounting purposes, our interest rate swaps as a cash flow hedge of our U.S. Dollar LIBOR-denominated borrowings and, as such, the realized and unrealized changes in the fair value of the swaps are reflected in a separate line item in our consolidated statements of income. The change in the fair value of the interest rate swaps resulted in unrealized losses of $2.9 million and $0.9 million for the three and six months ended June 30, 2011, respectively, compared to unrealized losses of $5.4 million and $6.7 million for the same periods in 2010. The unrealized losses on interest rate swaps for three and six months ended June 30, 2011 were primarily due to decreases in the forward LIBOR curve.
We recorded realized losses on the interest rate swaps of $1.5 million and $3.0 million for the three and six months ended June 30, 2011, respectively, compared to realized losses of $1.3 million and $2.7 million for the same periods in 2010.
Net Income. As a result of the foregoing factors, net income was $1.4 million and $8.5 million for the three and six months ended June 30, 2011, respectively, compared to net income of $2.6 million and $9.2 million, for the same periods in 2010.
Liquidity and Capital Resources
Liquidity and Cash Needs
As at June 30, 2011, our total cash and cash equivalents was $16.6 million. Our total liquidity, including cash and undrawn credit facilities, was $294.1 million as at June 30, 2011, compared to $186.7 million as at December 31, 2010. The liquidity increase was primarily the result of our equity offering completed in February 2011, which provided net proceeds of $107.2 million. We believe that our working capital is sufficient for our present requirements.
On February 22, 2011, we completed a public offering of 9.9 million Class A common shares (including 1.3 million common shares issued upon the full exercise of the underwriter’s overallotment option) at a price of $11.33 per share, for total gross proceeds of $112.1 million. We used the net proceeds from the public offering to prepay $103.0 million of outstanding debt under our revolving credit facility.
As at June 30, 2011, our revolving credit facility provided for borrowings of up to $616.5 million, of which $277.5 million was undrawn. The amount available under this revolving credit facility decreases by $33.9 million semi-annually commencing late 2012 and the credit facility matures in 2017. Borrowings under this facility bear interest at LIBOR plus a margin and may be prepaid at any time in amounts of not less than $5.0 million. One of our Aframax tankers was financed with a term loan which bears interest at a rate of 4.06%. As of June 30, 2011, the balance of this term loan was $10.8 million. The loan requires $0.45 million in quarterly principal payments. Please read Note 5 to our consolidated financial statements included in this report for additional information about our outstanding indebtedness and related credit facilities.
We are exposed to market risk from changes in interest rates, foreign currency fluctuations and spot market rates. We use interest rate swaps to manage interest rate risk. We do not use these financial instruments for trading or speculative purposes. Please read “Item 3 — Quantitative and Qualitative Disclosures About Market Risk.”

Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Six Months Ended
	June 30, 2011	June 30, 2010
	(in thousands)	(in thousands)
Net cash flow from operating activities	31,510	28,144
Net cash flow used in financing activities	(26,158)	(44,369)
Net cash flow used in investing activities	(1,236)	14,446
Operating Cash Flows
Net cash flow from operating activities increased to $31.5 million for the six months ended June 30, 2011 compared to $28.1 million for the same period in 2010. Net cash flow from operating activities primarily depends upon fluctuations in spot tanker rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of drydocking expenditures, repairs and maintenance activity, and vessel additions and dispositions.
The net cash flow from operating activities in the six months ended June 30, 2011 increased primarily due to increases in non-cash working capital related to our vessel operations and lower drydocking expenditures, offset by a decrease in average daily TCE rates earned by our spot and time-charter vessels during the six months ended June 30, 2011 compared to the same period in 2010. Changes in non-cash working capital items increased to a net cash inflow of $0.3 million for the six months ended June 30, 2011 compared to a net cash outflow of $6.0 million for the six months ended 2010, due to lower vessel operating expenses and the timing of our cash receipts and payments.
Drydocking expenditures were nil and $4.4 million for the six months ended June 30, 2011 and 2010, respectively. The number of vessel drydockings can vary between periods. There were no scheduled drydocking in the six months ended June 30, 2011, compared to two drydockings in the same period in 2010. There were no offhire days associated with drydocking and related repositioning time during the six months ended June 30, 2011 compared to 103 offhire days in the same period in 2010.
Financing Cash Flows
Net cash outflow from financing activities decreased to $26.2 million for the six months ended June 30, 2011 from $44.4 million in the same period in 2010. During the six months ended June 30, 2011, we received $107.2 million of net proceeds from the February 2011 offering of 9.9 million Class A common shares, compared to $102.9 million of net proceeds from offerings received during the six months ended June 30, 2010. We also received $15.0 million and $22.0 million in proceeds from borrowings under our revolving credit facility during the six months ended June 30, 2011 and 2010, respectively.
During the six months ended June 30, 2011 and 2010, we repaid $0.9 million and $1.8 million, respectively, as scheduled quarterly principal payments of our term loan. We also prepaid $118.3 million and nil during the six months ended June 30, 2011 and 2010, respectively, of indebtedness under our revolving credit facility. The net cash outflow from financing activities attributable to the Dropdown Predecessor was nil and $143.1 million during the six months ended June 30, 2011 and 2010, respectively.
We intend to distribute on a quarterly basis all of our Cash Available for Distribution, subject to any reserves established by our board of directors. Cash Available for Distribution represents net income (loss), plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-current items, less unrealized gains from derivatives and net income attributable to the historical results of vessels, when the vessels were under the common control of Teekay but prior to their acquisition by us. Total cash dividend declared and paid during the six months ended June 30, 2011 were $29.1 million, compared to $24.4 million in the same period last year. On August 10, 2011, we declared a cash dividend of $0.21 per common share relating to the quarter ended June 30, 2011, payable on August 26, 2011.
Investing Cash Flows
During the six months ended June 30, 2011 and 2010 we incurred $1.2 million and $3.1 million, respectively, of vessel upgrade and equipment expenditures. This decrease was primarily a result of the capital upgrades incurred in 2010 to meet required European Union environmental regulations. In addition, during the six months ended June 30, 2010, we received gross proceeds of $17.5 million from the sale of the Falster Spirit. There were no vessel sales during the six months ended June 30, 2011.
Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at June 30, 2011:

		Remainder	2012	2014
		of	and	and	Beyond
(in millions of U.S. dollars)	Total	2011	2013	2015	2015
U.S. Dollar-Denominated Obligations Long-term debt (1)	349.8	0.9	3.6	3.6	341.7
Technical vessel management and administrative fees	51.0	2.7	10.7	10.7	26.9
Newbuilding installments (2)	39.2	—	39.2	—	—

Total	440.0	3.6	53.5	14.3	368.6

(1)
Excludes expected interest payments of $1.7 million (remaining in 2011), $6.6 million (2012 and 2013), $6.3 million (2014 and 2015) and $4.3 million (beyond 2016). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR plus a margin of 0.60% at June 30, 2011 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2)
We have a 50% interest in a joint venture that has entered into an agreement for the construction of a VLCC. As at June 30, 2011, the remaining commitments on the vessel, excluding capitalized interest and other miscellaneous construction costs, totalled $78.4 million of which our share is $39.2 million. Please read Note 4 — Loan to Joint Venture to our consolidated financial statements.

Critical Accounting Estimates
We prepare our financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in this section and “Item 5 — Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2010. There has been no significant changes to these estimates and assumptions in the six months ended June 30, 2011.
As at June 30, 2011, we had one reporting unit with goodwill attributable to it. Based on conditions that existed at June 30, 2011, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired for the remainder of this year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three months and six months ended June 30, 2011 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future growth prospects and opportunities, including future vessel acquisitions;

•	tanker market fundamentals, including the balance of supply and demand in the tanker market and spot tanker charter rates and oil demand;

•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;

•	the sufficiency of working capital for short-term liquidity requirements;

•	crewing costs for vessels;

•	the duration of drydockings;

•	potential newbuilding order cancellations;

•	construction and delivery delays in the tanker industry generally;

•	the future valuation of goodwill;

•	future capital expenditure commitments and the financing requirements for such commitments;

•	our compliance with, and the effect on our business and operating results of, covenants under our credit facilities;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks; and

•	the ability of the counterparties to our derivative contracts to fulfill their contractual obligations.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: spot market rate fluctuations; changes in the demand for oil transportation services; changes in our costs, such as the cost of crews; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; loss of any customer, time charter or vessel; drydocking delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange and interest rate flucations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2010. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD.
JUNE 30, 2011
PART I — FINANCIAL INFORMATION
ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from foreign currency fluctuations, changes in interest rates and changes in spot tanker market rates. We have not used foreign currency forward contracts to manage foreign currency fluctuation, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use these financial instruments for trading or speculative purposes.
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Canadian Dollar, Euro, British Pound, and Norwegian Kroner. As at June 30, 2011, we had not entered into forward contracts as a hedge against changes in certain foreign exchange rates.
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay debt. We use interest rate swaps to reduce our exposure to changes in interest rates. Generally our approach is to hedge a substantial majority of our floating-rate debt.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at June 30, 2011, that are sensitive to changes in interest rates, including our debt and interest rate swaps. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For the interest rate swaps, the table presents their notional amounts and weighted-average interest rates by their expected contractual maturity dates.

	Expected Maturity Date
	Remainder							Fair Value
	of							Asset /
	2011	2012	2013	2014	2015	Thereafter	Total	(Liability)	Rate (1)
	(in millions of U.S. dollars, except percentages)

Long-term debt:
Variable rate	—	—	—	—	—	339.0	339.0	(298.7)	0.88
Fixed rate	0.9	1.8	1.8	1.8	1.8	2.7	10.8	(10.3)	4.06

Interest Rate Swaps:
U.S. Dollar-denominated interest rate swap (2)	—	—	—	—	—	100.0	100.0	(18.9)	5.55
U.S. Dollar-denominated interest rate swap (2)	—	70.0	—	—	—	—	70.0	(0.3)	0.85
U.S. Dollar-denominated interest rate swap (2)	—	—	45.0	—	—	—	45.0	(0.5)	1.19

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt, including the margin we pay on our variable-rate debt, and the fixed rate we pay under our interest rate swap agreement, which excludes the margin we pay on our variable-rate debt.

(2)
Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average variable rate paid to us under our interest rate swaps are set quarterly at the three-month LIBOR.

Spot Tanker Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those that trade in the spot tanker market. From time to time we may use freight forward agreements as a hedge to protect against changes in spot tanker market rates. Freight forward agreements involve contracts to provide a fixed number of theoretical voyages along a specified route at a contracted charter rate. Freight forward agreements settle in cash based on the difference between the contracted charter rate and the average rate of an identified index. As at June 30, 2011, we were not a party to any freight forward agreements.

TEEKAY TANKERS LTD.
JUNE 30, 2011
PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
None
Item 1A — Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2010, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2010 Annual Report on Form 20-F.
Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 — Defaults Upon Senior Securities
None
Item 4 — Removed and Reserved
Item 5 — Other Information
The Company’s 2011 Annual Meeting of Shareholders was held on June 10, 2011. The following persons were elected directors for a one-year period by the votes set forth opposite their names:

		Votes Against or	Shares which
Terms Expiring in 2012	Votes For	Withheld	Abstained	Broker Non-Votes
C. Sean Day	64,867,377	3,529,139	N/A	N/A
Richard J.F. Bronks	67,525,629	870,887	N/A	N/A
Richard T. du Moulin	67,892,016	504,500	N/A	N/A
Peter Evensen	65,403,246	2,993,270	N/A	N/A
William Lawes	67,488,383	908,133	N/A	N/A
Bjorn Moller	65,408,985	2,987,531	N/A	N/A
Item 6 — Exhibits
None
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE COMPANY.
REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.
REGISTRATION STATEMENT ON FORM F-3 (NO. 333-174216) FILED WITH THE SEC ON MAY 13, 2011.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2011	TEEKAY TANKERS LTD.
	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)